Filed by Canadian National Railway Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                             Subject Company:  Canadian National Railway Company
                                                   Commission File No. 333-94399

[GRAPHIC OMITTED]                                                           News
North America's Railroad                                   FOR IMMEDIATE RELEASE


                                             Stock symbols: TSE: CNR / NYSE: CNI



                                                                       www.cn.ca



Canadian National welcomes expedited judicial review of U.S. regulator's rail merger moratorium


MONTREAL, April 25, 2000 -- Canadian National today welcomed a decision by the United States Court of Appeals for the District of Columbia Circuit to grant CN's request for expedited judicial review of a rail-merger moratorium imposed by the U.S. Surface Transportation Board (STB) on March 17, 2000.

Oral argument on expedited judicial review will be held June 13, 2000.

CN President and Chief Executive Officer Paul M. Tellier said: "We welcome this encouraging decision of the appeals court to grant CN's request for expedited review of the moratorium. We're pleased that there will be an early decision on the legality of the moratorium. CN looks forward to participating at court.

"We're optimistic about the outcome of our challenge given our strong case in law. If successful, CN and BNSF will immediately move forward to submit their common control application to the STB for a decision by the agency in 2001."

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The STB's 15-month merger moratorium has blocked CN and Burlington Northern
Santa Fe Corporation (BNSF) from filing a common control application with the STB to effect their proposed combination.

CN and BNSF announced their proposed combination through a new company, North American Railways, Inc., on Dec. 20, 1999. The combination will create a rail system stretching 50,000 route miles, linking eight Canadian provinces and 33 states in the western and central United States, and employing 67,000 people. The combined system will offer North American rail shippers greatly expanded single-line service options and gateway choices; a coordinated marketing plan; reduced transit times; enhanced reliability; unified customer service information, including easier tracking, tracing and ordering; simplified billing; greater capacity; and improved asset utilization.

Comprehensive information about the CN/BNSF combination and the carriers' service guarantees is available at a new Web site, www.cn-bnsfcombination.com.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

CN and North American Railways, Inc. have filed a registration statement on Form F-4/S-4 with the United States Securities and Exchange Commission (SEC) in connection with the securities to be issued in the combination. This filing also includes the proxy statement for the shareholders' meeting to be held for approval of the combination. Investors should read this document and other documents filed with the SEC by CN, BNSF and North American Railways, Inc. about the combination, because they contain important information. These documents may be

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obtained for free at the SEC website, or the Web site of the Canadian
Securities Administrators. Other filings made by CN on forms 40-F and 6-K and CN's annual information form may be obtained for free from the CN Corporate Secretary at (514) 399-6569. Other filings made by BNSF on forms 10-K, 10-Q and 8-K may be obtained for free from the BNSF Corporate Secretary at (817) 352-6856. For information concerning participants in CN's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by CN under Rule 14a-12. For information concerning participants in BNSF's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by BNSF on Schedule 14A under Rule 14a-12.


Contact: Mark Hallman
         System Director, Media Relations
         (416) 217-6390